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              PROVEN CHANGE MANAGEMENT EXECUTIVE TIMOTHY J. WRIGHT
              PROMOTED TO HEAD GEAC'S LARGEST GEOGRAPHIC TERRITORY

- CURRENT CHIEF TECHNOLOGY OFFICER AND PREVIOUS MULTI-NATIONAL COMPANY EXECUTIVE TO DRIVE SALES, OPERATIONS AND DEVELOPMENT FOR GEAC'S EUROPEAN, MIDDLE EAST, AFRICA AND ASIA PACIFIC REGION -

MARKHAM, ONTARIO, MAY 4, 2004 - Geac (TSX: GAC, NASDAQ: GEAC), a global enterprise software company for Business Performance Management, today announced the appointment of Timothy J. Wright to Chief Executive of EMEA and Asia Pacific. Mr. Wright, a British national, has been a member of Geac's executive management team since his appointment in January 2003. During this time, he has worked closely with President and CEO Charles S. Jones to oversee the Company's product direction and development initiatives, to manage operations and to identify key acquisition targets worldwide. Mr. Wright has contributed extensively to the selling process and is responsible in this past year for the identification and acquisition of some of Geac's largest new accounts.

"I was an active participant in the search for Tim Wright in late 2002," said
 Mr. Jones. "Tim has been a critical contributor to the management team over the last six quarters. He has redesigned the majority of our product offerings to retain customers and reinvigorate our ability to sell to new and existing customers. He has identified and assessed a range of acquisition targets -- including our most recent extension into the Business Performance Management arena. And, he has assisted me in managing key operational components of the worldwide business."

"Tim has proven his capacity to manage successfully in a change-driven environment," Mr. Jones continued. "Geac will benefit significantly from this new appointment."

Mr. Wright is a featured speaker at Geac's Alliance Users' Conference, which commences May 10th in Chicago, where he will share the keynote address with Mr. Jones. Their presentation will focus on the Company's global business strategy, new product introductions and vision.

Commenting on his appointment, Mr. Wright stated, "We have seen tremendous success in EMEA in the last several quarters with strong organic growth across three important product lines, traction of our newest Performance Management product family, impressive new customer acquisitions and meaningful revenue contributions. I look forward to tapping more new product opportunities throughout EMEA and am delighted to expand my contribution to Charles' team."

Mr. Wright will continue in his role as Chief Technology Officer. Andrew M. Smith, currently Director of Information Technology for Geac, who managed the Company's global information technology staff and systems for the past year, will be promoted to assume the Chief Information Officer portion of Mr. Wright's previous responsibility in his new role as CIO. Mr. Smith brings 20 years of information

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technology experience in the high technology industry and has worked with Mr. Wright for several years at Geac and previously at Terra Lycos.

Prior to joining Geac, Mr. Wright served for more than three years as both Chief Technology Officer and Chief Information Officer at Terra Lycos, a leading global Internet provider comprised of the third largest network of websites in the world with several million subscribers in 42 countries. (The company was created in 2000 when Terra Networks S.A. acquired Lycos, Inc. for $12.5 billion). At Terra Lycos, he was responsible for all global operations, technology and engineering functions, managing nearly 800 employees across all international business lines. Before joining Terra Lycos, Mr. Wright was Senior Vice President and Chief Information Officer of The Learning Company, the number one provider of consumer educational and home productivity software (sold to Mattel in May of 1999 for $3.8 billion). During his seven-year tenure at The Learning Company, he was responsible for research and development as well as for information technology, and helped grow the company's revenue from $25 million to $800 million, identifying and successfully integrating 35 acquisitions.

Mr. Wright has recently served as an advisor to the White House's Office of Homeland Security and is a member of the U.S. Secret Service Task Force on Electronic Crimes. He received a Bachelor of Science with honors from City University in London, where he was also a PhD candidate, and he is widely published in Europe, Asia and the U.S. Mr. Wright began his career with a range of management appointments throughout the UK and the Commonwealth.

Mr. Wright, who continues to report directly to Mr. Jones, will be based in Geac's Chelsea, England office and will spend the next several months traveling across the territories within his new region to meet with customers, prospects and partners.

Following a brief transition period, Bertrand Sciard, Senior Vice President, Europe and Asia Pacific for Geac, will be departing the Company to become the Chief Executive Officer of another public company.

"Bertrand has been with Geac through some challenging times. He has been a good leader in building a solid management team. We all wish him every success," concluded Mr. Jones.

ABOUT GEAC

Geac (TSX: GAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

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This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risk Factors" in Geac's annual report on Form 20-F, No. 333-103019, for the fiscal year ended April 30, 2003, filed on October 31, 2003 with the United States Securities and Exchange Commission available through the website maintained by the SEC at www.sec.gov, and filed on November 3, 2003 with the Canadian Securities Administrators and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.


INVESTOR CONTACT:                            MEDIA CONTACTS:
Melody Firth                                 Alys Scott
Geac                                         Geac
905.475.0525 Ext. 3325                       (508) 871-5854
melody.firth@geac.com                        alys.scott@geac.com